UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NEW ENGLAND REALTY ASSOCIATES LIMITED PARTNERSHIP

(Name of Issuer)

Depositary Receipts

(Title of Class of Securities)

644206104

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 644206104	13D	Page 2 of 15 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 106,700
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 106,700
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 1,298,996 depositary receipts outstanding as of March 10, 2006 and 8,478 units of Class A limited partnership interests (“Class A Units”) outstanding as of March 10, 2006, as reported by the Issuer (as defined below) in its Annual Report on Form 10-K for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on March 16, 2006 (the “Form 10-K”). For purposes of calculating percentage ownership in this Schedule 13D, all Depositary Receipts have been treated on an as-converted basis, where, according to the Form 10-K, each Class A Unit is exchangeable for 10 Depositary Receipts.

CUSIP No. 644206104	13D	Page 3 of 15 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 106,700
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 106,700
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 644206104	13D	Page 4 of 15 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 106,700
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 106,700
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 644206104	13D	Page 5 of 15 pages

Item 1. Security and Issuer.

This statement relates to depositary receipts (the “Depositary Receipts”) of New England Realty Associates Limited Partnership, a Massachusetts limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 39 Brighton Avenue, Allston, Massachusetts 02134.

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor of the following investment funds that hold the Depositary Receipts reported herein: Mercury Special Situations Fund LP, a Delaware limited partnership; Mercury Special Situations Offshore Fund, Ltd., a British Virgin Island company; Silvercreek SAV LLC, a Delaware limited liability company; and GPC LXV, LLC, a Delaware limited liability company (collectively, the “Funds”). The Depositary Receipts to which this Schedule 13D relates are owned directly by the Funds. Messrs. Jarvis and MacLean are the managing members of Advisors.

(b) The business address of each of the Reporting Persons is c/o Mercury Real Estate Advisors LLC, Three River Road, Greenwich, CT 06807.

(c) The principal business of Advisors is providing investment management services to the Funds. The principal occupation of each of Messrs. Jarvis and MacLean is serving as a managing member of Advisors.

(d) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Advisors is a Delaware limited liability company. Each of Messrs. Jarvis and MacLean is a United States citizen.

CUSIP No. 644206104	13D	Page 6 of 15 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Depositary Receipts was $3,723,380.42. Each of the Funds used its own assets to purchase such Depositary Receipts, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons previously filed a Schedule 13G on December 13, 2004, as amended on February 14, 2005, May 4, 2005, February 14, 2006 and July 10, 2006, to report the acquisition of the Depositary Receipts. On October 30, 2006, the Reporting Persons sent a letter to the Board of Directors of the General Partner of the Issuer (the “Letter”). A copy of the Letter is attached hereto as Exhibit A and is incorporated herein by reference. In addition, on October 30, 2006, the Reporting Persons issued a press release with respect to the Letter, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Depositary Receipts; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except to the extent described in the first paragraph of this Item 4 of the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of the Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Depositary Receipts.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercreek SAV LLC and GPC LXV, LLC owned beneficially 13,199; 69,961; 10,640 and 12,900 Depositary Receipts, respectively, representing approximately 1.0%, 5.1%, 0.8% and 0.9%, respectively, of the Depositary Receipts of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 106,700 Depositary Receipts, constituting 7.7% of the 1,383,776 Depositary Receipts of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 106,700 Depositary Receipts, constituting 7.7% of the 1,383,776 Depositary Receipts of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 106,700 Depositary Receipts, constituting 7.7% of the 1,383,776 Depositary Receipts of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Depositary Receipts beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit C attached hereto and incorporated herein by reference.

(d) Not applicable.

CUSIP No. 644206104	13D	Page 7 of 15 pages

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Each of the Funds from time to time may enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the Depositary Receipts. These arrangements do not and will not give the Reporting Persons voting or investment control over the Depositary Receipts to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such Depositary Receipts.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of the General Partner of New England Realty Associates Limited Partnership, dated October 30, 2006

Exhibit B	Press Release, dated October 30, 2006

Exhibit C	Schedule of Transactions in Depositary Receipts of the Issuer

Exhibit D	Joint Filing Agreement

CUSIP No. 644206104	13D	Page 8 of 15 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: October 31, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ MALCOLM F. MACLEAN IV Signature

/s/ DAVID R. JARVIS Signature

CUSIP No. 644206104	13D	Page 9 of 15 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of the General Partner of New England Realty Associates Limited Partnership, dated October 30, 2006

Exhibit B	Press Release, dated October 30, 2006

Exhibit C	Schedule of Transactions in Depositary Receipts of the Issuer

Exhibit D	Joint Filing Agreement

CUSIP No. 644206104	13D	Page 10 of 15 pages

Exhibit A

MERCURY REAL ESTATE ADVISORS LLC

3 River Road

Greenwich, Connecticut 06807

New England Realty Associates Limited Partnership

Board of Directors of the General Partner

39 Brighton Avenue

Allston, MA 02134

Gentlemen,

We are writing as the largest holder of Class A Units in the New England Realty Associates Limited Partnership (“NEN” or the “Partnership”). After numerous discussions with Messrs. Harold Brown and Carl Valeri, it is our belief that the General Partner is breaching its fiduciary duty to the Class A Limited Partners. We have advised Messrs. Brown and Valeri on multiple occasions that converting NEN to a real estate investment trust (“REIT”) would result in an enhanced valuation of the Partnership, a conversion that Messrs. Brown and Valeri have steadfastly and seemingly refused solely on the basis of Mr. Brown’s personal estate planning goals. In order to maximize shareholder value for all partners, we believe that NEN should be liquidated or converted into a more traditional REIT structure as soon as practicable.

The Partnership owns a sizeable, unique and especially valuable portfolio of Boston area multifamily complexes — the only publicly listed and traded entity with that specialty focus. The portfolio includes (i) 2,378 apartment units in 22 complexes that are 100% owned by NEN, (ii) an additional 547 apartment units in joint ventures with Mr. Brown and/or his affiliates in which the Company has a majority stake, and (iii) a commercial shopping center in Framingham and mixed use complexes in Boston, Brockton and Newton. This irreplaceable portfolio would be highly valued in a more coveted REIT structure or eagerly sought after by public REITs and institutional buyers if placed for sale on the market.

Based on SEC filings for a broad sample of 11 public multifamily REITs, the average in-place cash flow trading multiple is approximately 33 times with a high of 46 times and a low of 27 times. By way of contrast, NEN trades at a multiple of approximately 13 times its in-place cash flow as set forth in its most recent public filings. If NEN were to trade at the average cash flow multiple for our multifamily REITs sample, it shares would trade at approximately $170 per share versus a recent $69 per share price. There is no doubt that this discount is directly attributable to the limited partnership structure, as institutional investors - the largest class of real estate investors – will rarely, if ever, invest in limited partnerships given their awkward tax structure and the requirement of filing annual tax form K-1’s.

We have advised Messrs. Brown, Valeri and on one occasion Mr. Aertegen of these facts. We have been told repeatedly that Mr. Brown views the partnership as his personal estate planning vehicle and that he could not replicate the positive estate tax treatment he currently enjoys with the partnership structure if NEN were to convert to REIT status. No other objection to converting to REIT status has ever been mentioned or discussed. While we have suggested that this perceived personal tax benefit might not be true (and we went as far as recommending a leading attorney and law firm in this specific tax area), to our knowledge no effort has been made by either Mr. Brown or the Independent Directors to verify Mr. Brown’s theory. Also, while we are sympathetic to an 83 year old individual prudently planning for the future, NEN is a public entity with public equityholders and the Board of Directors of the General Partner has a legal and fiduciary responsibility to all equityholders, not just Mr. Brown. It is a blatant dereliction of this responsibility for the Board of Directors to allow the Partnership to be run for the sole tax benefit of Mr. Brown. With the real estate market at record levels of valuation, the Board of Directors must seriously consider the options of selling the portfolio or converting to REIT status for the benefit of all partners.

CUSIP No. 644206104	13D	Page 11 of 15 pages

We demand an immediate meeting with the independent members of the Board of Directors to review these options. We will no longer stand by while the Partnership remains beholden to Mr. Brown’s personal tax objectives, to the direct and unquestioned detriment of all limited partners. NEN has a unique and extremely valuable portfolio of real estate, the future and value of which should not, and will not, be dictated by the personal prerogatives of Mr. Brown.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 644206104	13D	Page 12 of 15 pages

Exhibit B

FOR IMMEDIATE RELEASE

MERCURY URGES SALE OR REIT CONVERSION

GREENWICH, CT, October 30, 2006 — Mercury Real Estate Advisors LLC, an affiliate of Mercury Partners LLC, a real estate investment management company based in Greenwich, CT, sent the following letter today to New England Realty Associates Limited Partnership’s (AMEX: NEN) Board of Directors of the General Partner.

MERCURY REAL ESTATE ADVISORS LLC

3 River Road

Greenwich, Connecticut 06807

New England Realty Associates Limited Partnership

Board of Directors of the General Partner

39 Brighton Avenue

Allston, MA 02134

Gentlemen,

We are writing as the largest holder of Class A Units in the New England Realty Associates Limited Partnership (“NEN” or the “Partnership”). After numerous discussions with Messrs. Harold Brown and Carl Valeri, it is our belief that the General Partner is breaching its fiduciary duty to the Class A Limited Partners. We have advised Messrs. Brown and Valeri on multiple occasions that converting NEN to a real estate investment trust (“REIT”) would result in an enhanced valuation of the Partnership, a conversion that Messrs. Brown and Valeri have steadfastly and seemingly refused solely on the basis of Mr. Brown’s personal estate planning goals. In order to maximize shareholder value for all partners, we believe that NEN should be liquidated or converted into a more traditional REIT structure as soon as practicable.

The Partnership owns a sizeable, unique and especially valuable portfolio of Boston area multifamily complexes — the only publicly listed and traded entity with that specialty focus. The portfolio includes (i) 2,378 apartment units in 22 complexes that are 100% owned by NEN, (ii) an additional 547 apartment units in joint ventures with Mr. Brown and/or his affiliates in which the Company has a majority stake, and (iii) a commercial shopping center in Framingham and mixed use complexes in Boston, Brockton and Newton. This irreplaceable portfolio would be highly valued in a more coveted REIT structure or eagerly sought after by public REITs and institutional buyers if placed for sale on the market.

Based on SEC filings for a broad sample of 11 public multifamily REITs, the average in-place cash flow trading multiple is approximately 33 times with a high of 46 times and a low of 27 times. By way of contrast, NEN trades at a multiple of approximately 13 times its in-place cash flow as set forth in its most recent public filings. If NEN were to trade at the average cash flow multiple for our multifamily REITs sample, it shares would trade at approximately $170 per share versus a recent $69 per share price. There is no doubt that this discount is directly attributable to the limited partnership structure, as institutional investors - the largest class of real estate investors – will rarely, if ever, invest in limited partnerships given their awkward tax structure and the requirement of filing annual tax form K-1’s.

CUSIP No. 644206104	13D	Page 13 of 15 pages

We have advised Messrs. Brown, Valeri and on one occasion Mr. Aertegen of these facts. We have been told repeatedly that Mr. Brown views the partnership as his personal estate planning vehicle and that he could not replicate the positive estate tax treatment he currently enjoys with the partnership structure if NEN were to convert to REIT status. No other objection to converting to REIT status has ever been mentioned or discussed. While we have suggested that this perceived personal tax benefit might not be true (and we went as far as recommending a leading attorney and law firm in this specific tax area), to our knowledge no effort has been made by either Mr. Brown or the Independent Directors to verify Mr. Brown’s theory. Also, while we are sympathetic to an 83 year old individual prudently planning for the future, NEN is a public entity with public equityholders and the Board of Directors of the General Partner has a legal and fiduciary responsibility to all equityholders, not just Mr. Brown. It is a blatant dereliction of this responsibility for the Board of Directors to allow the Partnership to be run for the sole tax benefit of Mr. Brown. With the real estate market at record levels of valuation, the Board of Directors must seriously consider the options of selling the portfolio or converting to REIT status for the benefit of all partners.

We demand an immediate meeting with the independent members of the Board of Directors to review these options. We will no longer stand by while the Partnership remains beholden to Mr. Brown’s personal tax objectives, to the direct and unquestioned detriment of all limited partners. NEN has a unique and extremely valuable portfolio of real estate, the future and value of which should not, and will not, be dictated by the personal prerogatives of Mr. Brown.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 644206104	13D	Page 14 of 15 pages

Exhibit C

Schedule of Transactions in Depositary Receipts of the Issuer

During the Past 60 Days

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/25/2006	(1,100.00)	67.388
09/25/2006	1,100.00	67.410
10/25/2006	200.00	67.010

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
08/31/2006	1,400.00	71.580
09/25/2006	1,100.00	67.410
10/24/2006	(4,000.00)	67.995
10/25/2006	(303.00)	66.895
10/25/2006	12,675.00	66.733
10/26/2006	1,163.00	68.318
10/27/2006	400.00	68.760

Mercury Real Estate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/29/2006	100.00	69.177
10/03/2006	(100.00)	69.978

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/29/2006	200.00	69.177
10/03/2006	(200.00)	69.978

GPC LXV, LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
08/30/2006	300.00	70.923
09/01/2006	200.00	71.610
09/27/2006	500.00	67.927
10/02/2006	200.00	69.880
10/03/2006	300.00	70.020
10/25/2006	1,704.00	66.733
10/26/2006	137.00	68.318

Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/27/2006	100.00	67.927
10/25/2006	1,621.00	66.732

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.

CUSIP No. 644206104	13D	Page 15 of 15 pages

Exhibit D

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Depositary Receipts of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of October 31, 2006.

Date: October 31, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ MALCOLM F. MACLEAN IV Signature

/s/ DAVID R. JARVIS Signature